November 2009 Pricing Sheet No. 11 dated November 10, 2009, relating to Preliminary Terms No. 11 dated October 23, 2009 Registration Statement No. 333-145845 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

RevConsSM
Based on the Common Stock of General Electric Company due May 12, 2010

Reverse Convertible Securities

Pricing Terms — November 6, 2009
Issuer:	Barclays Bank PLC
Aggregate principal amount:	$13,274,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and Issue Price” below)
Maturity date:	May 12, 2010
Payment at maturity:

Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any scheduled trading day from but excluding the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price.
Trigger level:	75%.
Initial share price:	$15.33, the closing price of the underlying stock on the pricing date.
Determination date:

May 7, 2010 (three business days before the maturity date) (or if such day is not a scheduled trading day, the next succeeding scheduled trading day and subject to adjustment for certain market disruption events).

Postponement of maturity date:

If the determination date is postponed due to a market disruption event or otherwise, the maturity date will be postponed so that the maturity date will be the second business day following the determination date as postponed.

Trigger price:	The trigger price is equal to the product of the trigger level times the initial share price.
Coupon:	10.60%. Payable monthly at the specified interest rate calculated on a 30/360 basis beginning December 11, 2009.
Pricing date:	November 6, 2009 (or if such day is not a scheduled trading day, the next succeeding scheduled trading day).
Original issue date:	November 12, 2009
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	06739JP98
ISIN:	US06739JP980
Selected dealer:	Morgan Stanley Smith Barney LLC (“MSSB”)

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)(2)	Proceeds to Company
Per RevCons	$1,000	$20	$980
Total	$13,274,000	$265,480	$13,008,520

(1)

The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995.00 per RevCons. Please see “Syndicate Information” on page 7 of the pricing supplement for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRELIMINARY TERMS NO. 11, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 11 dated October 23, 2009
Prospectus Supplement dated September 14, 2009 and
Prospectus dated February 10, 2009

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1011). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue-Attn. US InvSol Support, New York, NY 10019.

Morgan Stanley Smith Barney LLC	Barclays Capital Inc.